UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 7, 2020

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or    Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 3, 2020, a total of 26,624 shares of common stock of Interxion Holding N.V. owned by our Chief Executive Officer David Ruberg were sold, in the open market at prevailing market prices. The 26,624 shares of common stock were sold to cover taxes due on the vesting on January 1, 2020 of 53,785 performance shares approved by the general meeting of shareholders of Interxion on June 28, 2019. The 53,785 performance shares were issued pursuant to the Company’s 2017 Executive Director Long-Term Incentive Plan. After giving effect to these transactions, as of January 3, 2020, Mr. Ruberg owns 1,040,161 shares of common stock.

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447), (iii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364) and (iv) the Registration Statement on Form F-3 of the Registrant originally filed with the Securities and Exchange Commission on June 25, 2019 (File No. 333-232331).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: January 7, 2020